UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4)

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

SYSWIN Inc.

(Name of the Issuer)

SYSWIN Inc.

Liangsheng Chen

Brilliant Strategy Limited

Brilliant Acquisition Limited

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.0000008 per share

American Depositary Shares, each representing four Ordinary Shares

(Title of Class of Securities)

872058102(1)

(CUSIP Number)

Ray Han SYSWIN Inc. 9th Floor, SYSWIN Building No.316 Nan Hu Zhong Yuan Chaoyang District, Beijing 100102 People’s Republic of China Telephone: +86 10 8497 8088

Liangsheng Chen
Brilliant Strategy Limited
Brilliant Acquisition Limited
c/o: Liangsheng Chen
9th Floor, SYSWIN Building
No.316 Nan Hu Zhong Yuan
Chaoyang District, Beijing 100102
People’s Republic of China
Telephone: +86 10 8497 8088

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Ling Huang, Esq.
W. Clayton Johnson, Esq.
Cleary Gottlieb Steen & Hamilton LLP
Twin Towers—West (23Fl)
12 B Jianguomenwai Avenue
Chaoyang District, Beijing 100022
People’s Republic of China
Telephone: +86 10 5920 1000

Zhan Chen, Esq. Wilson Sonsini Goodrich & Rosati P.C. Jin Mao Tower, 38F, Unit 03 88 Century Boulevard Pudong New Area, Shanghai 200121 People’s Republic of China Telephone: +86 21 6165 1700

Kefei Li, Esq.
Wilson Sonsini Goodrich & Rosati P.C.
Unit 2901, 29F, Tower C
Beijing Yintai Center
No. 2 Jianguomenwai Avenue
Chaoyang District, Beijing 100022
People’s Republic of China
Telephone: +86 10 6529 8300

This statement is filed in connection with (check the appropriate box):

a                                           ☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b                                          ☐ The filing of a registration statement under the Securities Act of 1933.

c                                           ☐ A tender offer

d                                          ☒ None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$38,755,223.35	$5,408

*                                          Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the aggregate cash payment for the proposed per share cash payment of $0.5125 for 75,619,948 outstanding ordinary shares of the issuer subject to the transaction (the “Transaction Valuation”).

**                                    The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2013, was calculated by multiplying the Transaction Valuation by 0.0001364.

☐                                     Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

(1)                                  This CUSIP number applies to the Issuer’s American Depositary Shares, each of which represents four Ordinary Shares. No CUSIP number has been assigned to the Ordinary Shares.

INTRODUCTION

This Amendment No. 4 (this “Final Amendment”) to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (as amended, this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) SYSWIN Inc., a Cayman Islands company (the “Company”), the issuer of the ordinary shares, par value $0.0000008 per share (each, a “Share” and collectively, the “Shares”), including the Shares represented by the American depositary shares (“ADSs”), each representing four Shares, that are subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Mr. Liangsheng Chen, the chief executive officer, president and a director of the Company (“Mr. Chen”); (c) Brilliant Strategy Limited, a British Virgin Islands company (“Parent”); and (d) Brilliant Acquisition Limited, a Cayman Islands company and a wholly owned subsidiary of Parent (“Merger Sub”, and together with Mr. Chen and Parent, the “Buyer Group”).

The Transaction Statement relates to the agreement and plan of merger dated December 24, 2012 (the “merger agreement”), among the Company, Parent and Merger Sub.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement.

All information contained in this Final Amendment concerning each Filing Person has been supplied by such Filing Person.

Item 15  Additional Information

Item 15 is hereby amended and supplemented as follows:

On April 3, 2013, at 10:00 a.m. (Beijing time), an extraordinary general meeting of shareholders of the Company was held at 9th Floor, SYSWIN Building, No.316 Nan Hu Zhong Yuan, Chaoyang District, Beijing 100102, People’s Republic of China. At the extraordinary general meeting, the shareholders of the Company voted in favor of the proposal to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger, and the proposal to authorize the directors of the Company to do all things necessary to give effect to the merger agreement.

On April 8, 2013, the Company and Merger Sub filed a plan of merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies as of April 8, 2013, pursuant to which the merger of Merger Sub with and into the Company became effective on April 8, 2013. As a result of the merger, the Company will cease to be a publicly traded company and has become a wholly owned subsidiary of Parent.

At the effective time of the merger, each Share issued and outstanding immediately prior to the effective time of the merger, other than (a) the Shares and ADSs beneficially owned by the Buyer Group and (b) the Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their appraisal rights under the Cayman Islands Companies Law, was cancelled in exchange for the right to receive $0.5125  and each ADS, each representing four Shares, represents the right to receive $2.05 (less $0.05 per ADS cancellation fees), in each case, in cash, without interest and net of any applicable withholding taxes.

As a result of the merger, the ADSs of the Company will no longer be listed on any securities exchange or quotation system, including The New York Stock Exchange. In addition, 90 days after the filing of Form 25 in connection with the transaction, or such shorter period as may be determined by the SEC, the registration of the ADSs of the Company and the Shares underlying them and the reporting obligations of the Company under the Exchange Act will be terminated.

Item 16  Exhibits

Item 16 of the Schedule 13E-3 is further amended as set forth below.

(a)-(1) †††	Proxy Statement of the Company dated March 4, 2013 (the “Proxy Statement”).
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.
(a)-(3)†††	Proxy Card.
(a)-(4)†††	ADS Voting Instructions Card
(a)-(5)	Press Release issued by the Company, dated December 24, 2012, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on December 27, 2012.
(a)-(6)	Press Release issued by the Company, dated March 5, 2013, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on March 5, 2013.
(a)-(7)	Press Release issued by the Company, dated April 3, 2013, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on April 3, 2013.
(c)-(1)	Opinion of Oppenheimer & Co. Inc., dated December 24, 2012, incorporated herein by reference to Annex B to the Proxy Statement.
(c)-(2)†	Discussion Materials prepared by Oppenheimer & Co. Inc. for discussion with the special committee of the board of directors of the Company, dated December 24, 2012.
(c)-(3)††	Discussion Materials prepared by Oppenheimer & Co. Inc. for discussion with the special committee of the board of directors of the Company, dated November 27, 2012.
(d)-(1)	Agreement and Plan of Merger dated as of December 24, 2012, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.
(d)-(2)

Limited Guaranty dated as of December 24, 2012, by Mr. Liangsheng Chen in favor of the Company, incorporated herein by reference to Exhibit 99.3 to the Report on Form 6-K furnished by the Company to the SEC on December 27, 2012.

(d)-(3)

Equity Commitment Letter dated as of December 24, 2012, by and between Parent and Mr. Liangsheng Chen, incorporated herein by reference to Exhibit 99.4 to the Report on Form 6-K furnished by the Company to the SEC on December 27, 2012.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.
(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the Proxy Statement.
(g)	Not applicable.

†                                         Previously filed on January 7, 2013.

††                                  Previously filed on February 4, 2013.

†††                           Previously filed on March 4, 2013.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 9, 2013

SYSWIN Inc.

By:	/s/ ZELAI ZHANG
	Name:	Zelai Zhang
	Title:	Director

Liangsheng Chen

/s/ LIANGSHENG CHEN
Liangsheng Chen

Brilliant Strategy Limited

By:	/s/ LIANGSHENG CHEN
	Name:	Liangsheng Chen
	Title:	Director

Brilliant Acquisition Limited

By:	/s/ LIANGSHENG CHEN
	Name:	Liangsheng Chen
	Title:	Director

Exhibit Index

(a)-(1) †††	Proxy Statement of the Company dated March 4, 2013 (the “Proxy Statement”).
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.
(a)-(3)†††	Proxy Card.
(a)-(4)†††	ADS Voting Instructions Card
(a)-(5)	Press Release issued by the Company, dated December 24, 2012, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on December 27, 2012.
(a)-(6)	Press Release issued by the Company, dated March 5, 2013, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on March 5, 2013.
(a)-(7)	Press Release issued by the Company, dated April 3, 2013, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on April 3, 2013.
(c)-(1)	Opinion of Oppenheimer & Co. Inc., dated December 24, 2012, incorporated herein by reference to Annex B to the Proxy Statement.
(c)-(2)†	Discussion Materials prepared by Oppenheimer & Co. Inc. for discussion with the special committee of the board of directors of the Company, dated December 24, 2012.
(c)-(3)††	Discussion Materials prepared by Oppenheimer & Co. Inc. for discussion with the special committee of the board of directors of the Company, dated November 27, 2012.
(d)-(1)	Agreement and Plan of Merger dated as of December 24, 2012, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.
(d)-(2)

Limited Guaranty dated as of December 24, 2012, by Mr. Liangsheng Chen in favor of the Company, incorporated herein by reference to Exhibit 99.3 to the Report on Form 6-K furnished by the Company to the SEC on December 27, 2012.

(d)-(3)

Equity Commitment Letter dated as of December 24, 2012, by and between Parent and Mr. Liangsheng Chen, incorporated herein by reference to Exhibit 99.4 to the Report on Form 6-K furnished by the Company to the SEC on December 27, 2012.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.
(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the Proxy Statement.
(g)	Not applicable.

†                                         Previously filed on January 7, 2013.

††                                  Previously filed on February 4, 2013.

†††                           Previously filed on March 4, 2013.